Exhibit 3.01

AMENDMENT TO TRUST AGREEMENT

This Amendment (the “Amendment”) to the Second Declaration of Trust and Trust Agreement of Osprey Bitcoin Trust, by and among Osprey Funds, LLC, a Delaware limited liability company (“Sponsor”), Delaware Trust Company (“Trustee”), and the Unitholders, dated as of November 1, 2020 (the “Trust Agreement”) is dated and effective as of April 15, 2022. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

WHEREAS, Section 10.1 of the Trust Agreement provides that the Sponsor may amend the Trust Agreement without the consent of Unitholders, subject to certain exceptions, including without limitation that the Sponsor deems the amendment necessary or advisable and the amendment in not adverse to the interest of Unitholders;

WHEREAS, the Sponsor deems it necessary or advisable to amend the Trust Agreement to replace the current custodian of the Trust’s assets, to clarify the Trust’s status as a grantor trust for federal income tax purposes, to change the principal address of the Trust from the State of New York State to the State of Connecticut, and to make minor additional changes to the Trust Agreement; which changes in each case are not adverse to the interests of Unitholders;

WHEREAS, the Sponsor further deems it necessary or advisable to specify that the limitations on derivative actions under Section 7.4 of the Trust Agreement does not apply to derivative actions brought in the name of the Trust under the federal securities laws and rules and regulations thereunder, which change is not adverse to the interest of Unitholders;

WHEREAS, the Sponsor further deems it necessary or advisable to specify that the rights of the Sponsor to cause the Trust to enter into certain merger or consolidation transactions under Section 13.3 of the Trust Agreement does not permit the Sponsor to cause the Trust to enter into such a transaction if it would result in the Trust not being treated as a grantor trust under applicable federal tax law, which change is not adverse to the interest of Unitholders;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto agree to amend the Trust Agreement as follows:

A.	The definition of “Custodian” in Section 1.1 of the Trust Agreement is hereby amended, by replacing the reference to “Fidelity Digital Asset Services, LLC.” in the definition of “Custodian” to read “Coinbase Custody Trust Company, LLC.”

B.	The second full sentence of Section 1.5 of the Trust Agreement is hereby amended to state as follows: “The Trust shall not engage in any business activity and shall not acquire or own any assets other than Bitcoin, forked or airdropped cryptocurrency coins from the Bitcoin Network, Permitted Investments, or cash from the sale of Bitcoin, as provided in this Trust Agreement, or take any of the actions set forth in Section 4.4.”;

C.	The reference to “Section 301.7704-4(c) or similar provisions of the Treasury Regulations” in the last sentence of Section 1.5 is hereby amended to reference “Section 301.7701-4(c) or similar provisions of the Treasury Regulations.”
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D.	Sections 3.6(d) and 3.6(e) of the Trust Agreement are hereby renumbered Sections 3.6(a) and 3.6(b), respectively.

E.	Section 3.6(a) of the Trust Agreement (prior Section 3.6(d)) is hereby amended by replacing the statement that distributions may be made in “cash or Units” to state that distributions may be made in “cash, Units or Bitcoin;”

F.	The Trust Agreement is hereby further amended to include the following statement at the end of Section 3.6: “If the Trust comes to own any airdropped cryptocurrency (other than Bitcoin), the Sponsor shall distribute such airdropped cryptocurrency within forty-five days of receipt of such assets (or such longer time as the Sponsor reasonably requires to effect such distribution) on a pro rata basis to Unitholders. If the Trust comes to own any forked versions of Bitcoin, the Sponsor shall distribute such forked version or versions within forty-five days of receipt (or such longer time as the Sponsor reasonably requires to effect such distribution) on a pro rata basis to Unitholders if and to the extent that the Sponsor determines in its reasonable discretion that such a distribution is necessary to preserve the federal tax treatment of the Trust set forth in Section 1.6 of the Trust Agreement, and may distribute such forked version or versions within forty-five days of receipt (or such longer time as the Sponsor reasonably requires to effect such distribution) on a pro rata basis to Unitholders if and to the extent the Sponsor determines it is in the best interests of the Unitholders.”

G.	Section 4.3(n) of the Trust Agreement is hereby amended to clarify that the terms “Redemption Order” and “Bitcoin Redemption Amount” shall each be defined upon the adoption of applicable policies and procedures governing the redemption of Units.

H.	The first sentence in Section 4.8(a)(ii) hereby deleted and replaced with the following: “The Management Fee is calculated daily in Bitcoin, and such fee shall be paid in the aggregate number of such Bitcoin accrued monthly in arrears.”

I.	Section 7.4 of the Trust Agreement is hereby amended to read as follows: “In addition to any other requirement under applicable law include Section 3816 of the Delaware Trust Statute, no Unitholder shall have the right, power or authority to bring or maintain a derivative action, suit or other proceeding on behalf of the Trust unless two or more Unitholders who (i) are not affiliates of one another and (ii) collectively hold at least 10% of the outstanding Units join in bringing or maintaining such actions, suit or proceeding; provided, however, that the preceding limitation shall not apply to derivative actions brought in the name of the Trust under the federal securities laws and the rules and regulations thereunder.”

J.	Section 13.3 of the Trust Agreement is hereby amended to add the following sentence at the end of the Section: “This Section 13.3 shall not permit the Sponsor to cause the Trust to enter into a transaction that would result in the Trust not being treated as a grantor trust under applicable federal tax law.”

K.	Section 13,5 of the Trust Agreement is hereby amended, in relevant part, to read as follows: “All notices that the Trustee is required to provide shall be sent to:
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if to the Trust, at:

Osprey Bitcoin Trust
1241 Post Road/Suite 200
Fairfield. CT 06824
Att: Chief Executive Officer

if to the Sponsor:

Osprey Funds, LLC
1241 Post Road/Suite 200
Fairfield, CT 06824
Att: Chief Executive Officer”.

All other terms and conditions of the Trust Agreement not hereby amended shall otherwise remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

OSPREY FUNDS, LLC:

By	/s/ Gregory King
Name: Gregory King
Title: CEO

DELAWARE TRUST COMPANY:

By	/s/ Benjamin Hancock
Name: Benjamin Hancock
Title: Assistant Vice President
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